BlackRock MuniYield Investment Quality Fund (the “Registrant”)

77(I)
Terms of new or amended securities

In connection with the Registrant’s issuance of Series W-7 Variable Rate Muni Term Preferred Shares in a private placement on December 16, 2011 (the “VMTP Offering”), the Registrant filed the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares (the “Certificate of Designation”) with the Secretary of the Commonwealth of Massachusetts on December 15, 2011.  The Certificate of Designation contains a description of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares and a copy of the Certificate of Designation is attached under Sub-Item 77Q1(a).  The proceeds from the VMTP Offering were used to redeem all of the Registrant’s outstanding auction rate preferred shares.